SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                 Amendment No. 4
                                 to SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                ----------------
                                  METALINK LTD.
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                                (Name of Issuer)

                 Ordinary A Shares, par value NIS 0.10 par share
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                         (Title of Class of Securities)

                                  M 69897 10 2
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                                 (CUSIP Number)

                                  Uzi Rozenberg
                                c/o Metalink Ltd.
                               Yakum Business Park
                               Yakum 60972, Israel
                                 972-9-960-5388
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications )

                                October 16, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)
                               (Page 1 of 5 Pages)





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CUSIP No.         M 69897 10 2      13D     Page 2 of 5

1        NAME OF REPORTING PERSON:                          Uzi Rozenberg
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (ENTITIES ONLY):                                   N/A

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [  ](b) [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:                                   N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):         [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:              Israel

NUMBER OF SHARES        7    SOLE VOTING POWER:             0
BENEFICIALLY OWNED BY   8    SHARED VOTING POWER:           4,986,095
EACH REPORTING          9    SOLE DISPOSITIVE POWER:        0
PERSON WITH             10   SHARED DISPOSITIVE POWER:      4,986,095

11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY REPORTING PERSON:                               4,986,095

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES:                      [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11):                                     [26.67]%

14       TYPE OF REPORTING PERSON:                        IN







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Item 1.     Security and Issuer.

         This statement of beneficial ownership on Schedule 13D (the "Schedule 13D") relates to ordinary shares, par value NIS 0.10 per share (the "Ordinary Shares"), of Metalink Ltd., an Israeli company (the "Company"). The principal executive offices of the Company are located at Yakum Business Park, Yakum 69072, Israel.

Item 2.     Identity and Background.

         The name of the person filing this statement is Uzi Rozenberg ( the "Reporting Person").

         The Reporting Person's addresses is:

         Uzi Rozenberg -            35 Hachoresh Street, Kfar-Shemoryahu, Israel

         Mr. Rozenberg is a director of the Company. In addition, Mr. Rozenberg is the Chief Executive Officer and Chairman of the Board of U.S.R. Electronic Systems (1987) Ltd., an Israeli company.

         During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

         The Reporting Person is citizen of the State of Israel.

Item 3.           Source and Amount of Funds or Other Consideration.

N.A.

Item 4.           Purpose of Transaction.

This filing is being made to recognize that upon termination of a voting agreement with Mr. Tzvi Shukhman, pursuant to which Messrs. Rozenberg and Shukhman made filings on Form 13D as a group, Mr. Rozenberg is now entitled to, and intends hereafter to, make such filings individually. Filings by Mr. Rozenberg include the beneficial ownership of shares held by U.S.R. Electronic Systems (1987) Ltd., an Israeli company wholly owned by Mr. Rozenberg and his wife.

         Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of



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Item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer.

         (a) The response of the Reporting Person to Rows (11) through (13) of page 2 of this statement on Schedule 13D is incorporated herein by reference. As of October 13, 2003, Mr. Rozenberg beneficially owned 4,986,095 Ordinary Shares, or 26.67% of the total number of outstanding Ordinary Shares, (the percentages are derived from the Company's records as of June 30, 2003).

         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of page 2 of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         Except as set forth in this Item 5, the Reporting Person has not had any other transaction in the Ordinary Shares that were effected during the past sixty days that has not previously been reported.

Item 6. Contracts, Agreements, Understandings or Relationships with respect to Securities of the Issuer.

         Messrs. Shukhman and Rozenberg terminated their voting agreement as of October 12, 2003. The voting agreement provides that they will act in concert with respect to the nomination and election of directors. A copy of the Voting Termination Agreement between the Reporting Person and Tzvi Shukhman is annexed hereto as Exhibit A.

Item 7.                    Material to be Filed as Exhibits.

EXHIBIT NO.                         DESCRIPTION

         1. Voting Agreement Termination, dated as of October 12, 2003, between Tzvi Shukhman and Uzi Rozenberg.






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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2003

                                                              /s/UZI ROZENBERG
                                                              Uzi Rozenberg
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EXHIBIT A




October 12, 2003



Re: Voting Agreement - Termination


In accordance with the terms of Voting Agreement between Tzvi Shukhman and Uzi Rozenberg dated August 11, 1999 relating to the composition of the board of directors of Metalink Ltd, (the "Agreement"), the undersigned hereby terminates the Agreement as of October 12, 2003.


/s/ TZVI SHUKHMAN                                    /s/UZI ROZENBERG
Tzvi Shukhman                                        Uzi Rozenberg

Date:    October 12, 2003                            Date: October 12, 2003